

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Gal Krubiner
Chief Executive Officer
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

> **Re: Pagaya Technologies Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-4**
> **Submitted January 24, 2022**
> **CIK No. 0001883085**

Dear Mr. Krubiner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4

General

1.   We note your disclosure on pages 254 and 261 in response to comment 6 that the exclusive forum provision in the Pagaya A&R Articles:
- identifies the competent courts in Tel Aviv, Israel as the exclusive forum for certain litigation matters; and
- would not apply to claims brought pursuant to the Securities Act or the Exchange Act, or any other claim for which U.S. federal courts would have exclusive jurisdiction.

Please ensure that such provision in the Pagaya A&R Articles states this clearly, or tell us how you will inform investors in future filings that such provision does not apply to any actions brought under the Securities Act or the Exchange Act.

Risk Factors

If we are deemed to be an investment company under the Investment Company Act..., page 50

2. With respect to your response to comment 5 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the Investment Company Act of 1940 (the "1940 Act"), we have the following initial comments.

- We note that you measure the percentage of your assets held in "investment securities" (for purposes of your Section 3(a)(1)(C) analysis) and "securities" (for purposes of your Section 3(b)(1) analysis) against "Adjusted Tangible Assets." Please provide your detailed legal analysis explaining why the Company is able to "adjust" the value of certain assets represented on the consolidated balance sheets of the Company, which are audited by a public accounting firm, when accounting for the value of the Company's assets for purposes of the Company's Section 3(a)(1)(C) and Section 3(b)(1) analyses. In your response, please cite to relevant legal support, if any.

- Please provide a revised calculation for purposes of your analysis under Section 3(b)(1) that does not "adjust" the value of the "Investments in Loans and Securities" represented on the consolidated balance sheets of the Company, and as appropriate, revise your conclusion under the five factor test set out in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947).

- Please clarify whether the interest that the Company, directly or indirectly, holds in Risk Retention Residuals is in excess of the minimum amount required to be retained in order to comply with the Risk Retention Rules. To the extent that the Company retains any such excess exposure, please describe this excess exposure, and reconcile with the Company's representation that the Company's direct or indirect holdings of Risk Retention Residuals "are not acquired by the Company for investment purposes but are held to comply with the requirements of the Risk Retention Rules…." Please also explain whether, over time, the Company sells (or causes its risk-retention vehicles to sell) the Company's direct or indirect interests in the Risk Retention Residuals as soon as the Company is no longer required to hold all or part of those interests in order to comply with applicable regulatory requirements.

- Further, we note that Pagaya Investments US LLC is a registered investment adviser under the Investment Advisers Act of 1940, and is an indirect wholly-owned subsidiary of the Company. Please explain the business relationship and activities

> shared between Pagaya Investments US LLC and the Company. Please also clarify whether the Company, or any of its wholly-owned subsidiaries, employs a chief investment officer or similar staff, and describe their specific activities and job functions, including how much time is devoted to managing the Risk Retention SPVs, the Company's interests in Risk Retention Residuals, or other securities held by the Company.

U.S. Federal Income Tax Considerations, page 159

3.   Please be advised that we continue to review your response to comment 10 and may have further comments.

Pagaya's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 189

4.   As it relates to the risk retention interest that you are required to hold in your unconsolidated securitization vehicles that you sponsor, please inform us as to why you did not provide the information required by instruction 8 to Item 303(b) of Regulation S-K.

Consolidated Balance Sheets, page F-26

5.   In accordance with Rule 5-02 of Regulation S-X, please revise your annual and interim period balance sheets to clearly distinguish between current and non-current assets. Similarly, clearly distinguish between current and non-current liabilities.

5. Consolidation and Variable Interest Entities, page F-40

6.   We acknowledge your response to our prior comment 17. Please amend your disclosure, in both your annual and interim financial statements, to clearly state the following:
   • That both Pagaya Structured Holdings LLC and Pagaya Structured Holdings II LLC, which you consolidate in accordance with ASC 810, represent your risk retention SPVs that have been established to hold your required 5% interest in the securitization vehicles that you sponsor
   • That your unconsolidated VIEs solely represent the actual securitization vehicles that you sponsor

   Further, provide the following information:
   • For your consolidated VIEs (i.e. the risk retention SPVs) the information required by ASC 810-10-50-3
   • For your non consolidated VIEs (i.e. the securitization vehicles) the information required by ASC 810-10-50-4

8. Transactions with Related Parties, page F-41

7.   We acknowledge your response to our prior comment 19. As requested in our prior

comment, please amend your related party disclosure footnote in your interim financial statements to provide the information required by ASC 850-10-50-1 for your $24.7 million related party receivable.

 You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance